
14008111


SEC MAIL PROCESSING
RECEIVED
JUL 1 4 2014
WASH, D.C.
201
SECTION

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2014

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2014 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2014 have not been approved by ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 4 May 2014, ADB's Board of Governors approved the following with respect to its 2013 reported net income of U.S.$548.2 million after appropriation of guarantee fees to the special reserve:

a. U.S.$96.8 million, representing unrealized gains as of 31 December 2013, be added to the cumulative revaluation adjustments account;

b. U.S.$31.0 million, representing the adjustment to the loan loss reserve as of 31 December 2013, be added from the loan loss reserve to the net income;

c. U.S.$332.4 million be allocated to the ordinary reserve;

d. U.S.$120.0 million be allocated to the Asian Development Fund; and

e. U.S.$30.0 million be allocated to the Technical Assistance Special Fund.

ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS FOR THE SECOND QUARTER 2014

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1034_AUDM0014_00_1	22-May-14	22-May-19	AUD1bn 3.50% Notes	AUD	1,000,000,000.00
1035_AUDM0015_00_1	22-May-14	22-May-19	AUD200mn Floating Rate Notes	AUD	200,000,000.00
			AUD TOTAL		**1,200,000,000.00**
1031_GMTN0774_00	16-Apr-14	16-Apr-18	BRL280mn 9.22% Notes payable in JPY	BRL	280,000,000.00
1036_GMTN0777_00_2	28-May-14	28-May-19	BRL25mn 8.84% Notes payable in JPY	BRL	25,000,000.00
			BRL TOTAL		**305,000,000.00**
1030_GMTN0773_00_1	3-Apr-14	3-Apr-17	EUR1.5bn 0.375% Notes	EUR	1,500,000,000.00
			EUR TOTAL		**1,500,000,000.00**
1033_GMTN0776_00_1	6-May-14	15-Dec-17	GBP250mn 1.50% Notes	GBP	250,000,000.00
			GBP TOTAL		**250,000,000.00**
1029_NZDM0004_01_1	27-Jun-14	06-Mar-19	NZD325mn 4.625% Notes	NZD	325,000,000.00
			NZD TOTAL		**325,000,000.00**
1032_GMTN0775_00_2	16-Apr-14	12-Apr-17	TRY625mn 8.89% Notes	TRY	625,000,000.00
			TRY TOTAL		**625,000,000.00**
1028_GMTN0772_02_1	4-Jun-14	28-Feb-18	USD100mn Floating Rate Notes	USD	100,000,000.00
1013_GMTN0758_02_1	9-Jun-14	13-May-16	USD100mn Floating Rate Notes	USD	100,000,000.00
1038_GMTN0779_00_1	25-Jun-14	25-Jun-19	USD500mn Floating Rate Notes	USD	500,000,000.00
			USD TOTAL		**700,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2014

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0724_AUDM0004_00_1	2014-May-13	2014-May-13	AUD375mn 5.25% Notes		375,000,000.00
AUD	0724_AUDM0004_01_1	2014-May-13	2014-May-13	AUD650mn 5.25% Notes		650,000,000.00
				AUD - TOTAL	**0.00**	**1,025,000,000.00**
BRL						
BRL	0855_GMTN0608_00_2	2014-Apr-24	2014-Apr-24	BRL409.9mn 8.00% Notes payable in United States dollars		409,900,000.00
BRL	0785_GMTN0539_00_2	2014-May-28	2014-May-28	BRL140mn 9.00% Notes payable in Japanese yen*		47,580,000.00
BRL	0791_GMTN0544_00_2	2014-Jun-27	2014-Jun-27	BRL200mn 8.40% Notes payable in Japanese yen**		87,240,000.00
				BRL - TOTAL	**0.00**	**544,720,000.00**
JPY						
JPY	0359_GMTN0137_00_2	2033-Apr-03	2014-Apr-03	JPY1bn Fixed and FX-Linked Callable Notes	1,000,000,000.00	
JPY	0409_GMTN0184_00_2	2035-Apr-27	2014-Apr-28	JPY2bn Callable and Redeemable Fixed and FX-Linked Notes	2,000,000,000.00	
				JPY - TOTAL	**3,000,000,000.00**	**0.00**
NOK						
NOK	0870_GMTN0623_00_1	2014-May-20	2014-May-20	NOK1.25bn 3.375% Notes		1,250,000,000.00
NOK	0870_GMTN0623_01_1	2014-May-20	2014-May-20	NOK250mn 3.375% Notes		250,000,000.00
				NOK - TOTAL	**0.00**	**1,500,000,000.00**
TRY						
TRY	0857_GMTN0612_00_2	2014-Apr-25	2014-Apr-25	TRY4mn 7.10% Notes		4,000,000.00
TRY	0727_GMTN0486_00_2	2014-May-20	2014-May-20	TRY280mn 0.50% Deep Discount Notes***		248,000,000.00
				TRY - TOTAL	**0.00**	**252,000,000.00**
USD						
USD	0729_GMTN0488_00_1	2014-May-21	2014-May-21	USD3bn 2.75% Global Notes		3,000,000,000.00
USD	0216_NMTN_00	2014-May-27	2014-May-27	USD500mn 6.64% Notes		500,000,000.00
USD	0877_GMTN0630_00_1	2014-Jun-10	2014-Jun-10	USD1.5bn 0.875% Global Notes		1,500,000,000.00
USD	0880_GMTN0633_00_2	2014-Jun-30	2014-Jun-30	USD10mn 0.69% Notes		10,000,000.00
				USD - TOTAL	**0.00**	**5,010,000,000.00**
ZAR						
ZAR	0789_GMTN0543_00_2	2014-Jun-27	2014-Jun-27	ZAR217.34mn 7.05% Notes		217,340,000.00
				ZAR - TOTAL	**0.00**	**217,340,000.00**

*BRL92.42mn was bought back in 2011
**BRL112.76mn was bought back in 2011
***TRY32mn was bought back in 2011